Exhibit (a)(1)(xxi)
FOR RELEASE
5:45 A.M. PST
February 17, 2005

         ERI ACQUISITION CORP. EXTENDS CASH OFFER FOR OUTSTANDING SHARES
              OF ELMER'S RESTAURANTS, INC. AT $7.50 PER SHARE UNTIL
                            THURSDAY, MARCH 10, 2005

Portland, Oregon (February 17, 2005) - ERI Acquisition Corp. ("Purchaser") today announced that it has extended its cash tender offer for all of the outstanding common stock of Elmer's Restaurants, Inc (NASDAQ-SmallCap: ELMS) (the "Company") not owned by a Continuing Shareholders led by Bruce N. Davis, Chairman of the Board and President of the Company, at an offer price of $7.50 per share in cash (the "Offer"), on the terms and conditions set forth in the Offer to Purchase filed with the Securities and Exchange Commission ("SEC") as exhibit (a)(1)(i) to Purchaser's amended and restated tender offer statement, and the related Letter of Transmittal for the Offer as amended. The Offer, which was scheduled to expire at Midnight, Eastern Standard Time, on Wednesday, February 16, 2005, has been extended until and will expire at 5:00 p.m., Eastern Standard Time, on Thursday, March 10, 2005, unless extended further as described in the Offer to Purchase.

The depositary for the Offer has advised Purchaser that, as of 5:00 p.m., Eastern Standard Time, February 16, 2005, an aggregate of approximately 565,511 shares of Elmer's common stock had been tendered to Purchaser in the Offer.

On February 15, 2005, the Director of the Oregon State Lottery issued a press release describing a proposal that, if adopted, could have the overall effect of materially and adversely reducing aggregate lottery commissions paid to retailers. As lottery commissions are material to the Company's business model, Purchaser deems this proposal to constitute a material adverse change within the meaning of the conditions to the Offer, which would permit Purchaser to amend or terminate the Offer. During the extension period described above, Purchaser intends to further evaluate the proposal, but expressly reserves the right to amend or terminate the Offer at or prior to the expiration of the Offer as a result of this material adverse change in accordance with the terms of the Offer.

NOTICE FOR ELMER'S SHAREHOLDERS

Elmer's shareholders and other interested parties are urged to read Purchaser's tender offer statement, filed with the SEC by Purchaser and the Continuing Shareholders, and other relevant documents filed with the SEC, because they contain important information and the complete terms and conditions of the Offer. Elmer's shareholders will be able to receive such documents free of charge at the SEC's web site, (www.sec.gov), or by contacting OTR, Inc., the Information Agent for the transaction, at (503) 225-0375. This press release is not a substitute for such filings.